Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025, Lytus Technologies Holdings PTV. Ltd.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of Lytus Technologies Holdings PTV. Ltd. effective at the opening of the trading session on July 31, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff
determination on February 11, 2025.
On February 12, 2025, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On March 18, 2025, the hearing was held.
On March 27, 2025, the Panel reached
a decision and a Decision letter was issued on said date.
The Company security was suspended on March 31, 2025.
The Staff determination to delist the Company security became final on May 12, 2025.